The Board of Directors of the Fund approved effective January 1 2012, the adoption of a shareholder services plan, pursuant to which the Fund pays Cohen & Steers Securities, LLC, the Funds distributor, a fee at annual rate of up to 0.10% for Class I of the Funds average daily net asset value for shareholder account service and maintenance.

EXHIBIT 77(I)